Bayview Acquisition Corp
676a 9th Ave. Ste 239
New York, NY 10036

May 24, 2011

United States Securities
and Exchange Commission
Division of Corporation Finance
Attn: Ms. Pamela Long

Dear Ms. Long:

In reference to the comments on your letter dated May 10, 2011:

1. We have noted that the registration statement becomes effective 60 days from the day filed and we will be responsible for filing the reports required under Section 13 of the Security Exchange Act of 1934 even if the review process is not complete.
2. More detail has been provided regarding the seeking out of a target, as requested.
3. We have added a discussion of how the company intends to satisfy the costs associated with filing the required reports under the Exchange Act of 1934 and the search for a business combination. While it is true that the balance sheet did not show any cash as of 12/31/10, the filing date is April 19, 2011 and the balance sheet is only capturing a snapshot at a specific point in time and would not preclude there being funds in treasury at the filing date (which there were). However, to address and make clear that the treasury is not a significant source of capital we have also qualified "funds in treasury" with the word "nominal".
4. We have stricken that we are "currently devoting our efforts to locating merger candidates" and state what we will do upon acceptance of the Form 10 filing.
5. We have made clear that the perceived benefit of being a public company provides access to additional capital, but also made clear that there is no assurance that we will have access to additional capital or financing as a public company.
6. A risk disclosure about the going concern opinion has been added which refers the reader to p. F-3 where the opinion is stated.
7. The information about the Directors/Executive Officers Promoters and Control Persons has been modified to conform to Item 401(e) of Regulation S-K.

Additionally, we acknowledge:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Bayview Acquisition Corp
676a 9th Ave. Ste 239
New York, NY 10036

- **The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securites laws of the United States.**

Sincerely,

Scott R. Chichester CPA

Scott R. Chichester CPA
President/Treasurer/Director